EXHIBIT 99.6

770 E. Warm Springs Road, Suite 225 Las Vegas, California 89119 www.rbsmllp.com

August 31, 2023

U.S. Securities and Exchange Commission
Office of the Chief Accountant

100 F Street, NE
Washington, DC 20549

Re: Xtra-Gold Resources Corp.

Dear Sir or Madam:

We have read Item 16F of Form 20-F of Xtra-Gold Resources Corp. dated August 25, 2023, and agree with the statements solely concerning our Firm.

Very truly yours,

RBSM LLP

Las Vegas, Nevada

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